Filed by: Fidelity Advisor Series VIII
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Advisor Series VIII
SEC File No. 002-77611 and 811-03855

___________________________________________________________________________

March 21, 2007

Dear Valued Client:

If approved by shareholders, Fidelity Advisor Korea Fund will be merged into Fidelity Advisor Emerging Asia Fund in early December 2007.

As a result of the proposed merger, Fidelity Advisor Korea Fund will be closed to new accounts effective the close of business on March 30, 2007. Existing accounts will be able to continue to trade in Fidelity Advisor Korea Fund until the merger.

Shareholders of Fidelity Advisor Korea Fund are being asked to vote on the merger proposal in a separate proxy mailing. Proxy statements are expected to mail in late August. Pending shareholder approval, investments in Fidelity Advisor Korea Fund will automatically be converted to shares of equal value of Fidelity Advisor Emerging Asia Fund at the completion of the merger, and Fidelity Advisor Korea Fund will cease to exist.

If shareholders do not approve the merger proposal, Fidelity Management & Research Company will begin plans to liquidate the fund.

The following tables provide information regarding the affected funds:

Merging Fund - Fidelity Advisor Korea Fund

Class	Fund Number	CUSIP	Symbol
A	603	315920397	FAKAX
B	388	315920371	FAKBX
C	389	315920363	FAKCX
T	390	315920389	FAKTX
I	391	315920355	FKRIX

Acquiring Fund - Fidelity Advisor Emerging Asia Fund

Class	Fund Number	CUSIP	Symbol
A	756	315920413	FEAAX
B	757	315920421	FERBX
C	758	315920439	FERCX
T	760	315920447	FEATX
I	759	315920454	FERIX

Additional information regarding Fidelity Advisor Korea Fund can be found in the fund's prospectus, which is available on advisor.fidelity.com.

You may also contact a Fidelity representative at 800-332-2008, Monday through Friday, between 8:30 a.m. and 6:00 p.m. Eastern time.

Sincerely,

/s/John McElhenny

John McElhenny

Senior Vice President

Client Services

The foregoing is not a solicitation of any proxy. A free copy of the Prospectus for Fidelity Advisor Emerging Asia Fund is available on advisor.fidelity.com. For a free copy of the proxy statement describing the merger of Fidelity Advisor Korea Fund into Fidelity Advisor Emerging Asia Fund (and containing important information about fees, expenses and risk considerations) and for an updated prospectus for Fidelity Advisor Emerging Asia Fund, please call 800-332-2008 in late August. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

For Home Office Operational Use Only

458736.1.0

Fidelity Investments Institutional Operations company, Inc.	100 Salem Street Smithfield, RI 02917